[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

Writer’s Direct Dial: (212) 225-2864

E-Mail: jkarpf@cgsh.com

              October 11, 2005

Mr. Matthew J. Benson, Esq.

Office of Consumer Products

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington,	D.C. 20549

Re:	J. Crew Group, Inc.

Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-127628),

Filed with the Securities and Exchange Commission on September 23, 2005

Dear Mr. Benson:

Thank you for your comments on Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) by J. Crew Group, Inc. (the “Company”) on September 23, 2005. On behalf of the Company, we enclose herewith Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Set forth below is the response of the Company to each comment contained in your letter dated October 7, 2005. Except as otherwise noted in this letter, the information provided in response to each comment has been supplied by the Company, which is solely responsible for it. The number of the response corresponds to the number of the comment in your letter. Capitalized terms used but not defined herein are used as defined in the Registration Statement. References to page numbers herein are references to page numbers in Amendment No. 2.

Matthew J. Benson

Securities and Exchange Commission

General

1.	We note your response to comment 6 in our letter dated September 12, 2005 indicating you have requested confidential treatment under Freedom of Information Act Rule 83 for the source materials of NPD Fashionworld. Please file an electronic version of the letter on EDGAR and ensure that the redacted information covered by the confidential treatment request is clearly marked to indicate the location of the omitted information.

Response

As requested by the Staff, the Company has filed on EDGAR an electronic version of the letter referred to by the Staff.

Prospectus Summary, page 1

2.	Please refer to comment 5 in our letter dated September 12, 2005. Please delete the promotional terms and phrases appearing in this section. For example, we note the statement that your limited edition luxury items “create excitement and a sense of urgency in our customers.” Please revise your disclosure as appropriate.

Response

The Company has revised the prospectus as requested by the Staff. See pages 1, 51, 52, 53, 55 and 56.

3.	We note your response to comment 6 in our letter dated September 12, 2005 indicating you have obtained consent from NPD Fashionworld to include the statistical information in your registration statement. Please file the consent.

Response

On behalf of the Company, we are supplementally furnishing the consent to the Staff.

Risk Factors, page 9

Fluctuations in our comparable store sales..., page 12

4.	As currently drafted, this risk factor subheading does not concisely state the material risk to investors and the consequences should that risk occur. Please revise accordingly.

Response

The Company has revised the prospectus as requested by the Staff. See page 12.

Matthew J. Benson

Securities and Exchange Commission

We are subject to advertising, consumer protection and zoning and occupancy laws..., page 15

5.	Please revise this risk factor to identify and fully discuss the “other regulations and regulatory changes” that could require you to modify your current business practices and incur increased costs.

Response

The Company has revised the prospectus as requested by the Staff. See page 15.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Net Sales, page 34

6.	We have reviewed your response to comment 16 in our letter dated September 12, 2005 and the revisions to your disclosure. We assume that you use your internal merchandising systems to maintain sales information for significant product categories within the product lines you disclosed. If not, please advise. If so, please present a more detailed presentation and discussion of sales by product category, particularly the significant categories within your apparel product lines, or tell us why a more detailed presentation is not material to an understanding of your business. Please also see the comment below regarding results of operations.

Response

The Company has revised the prospectus to include the percentage of sales represented by men’s apparel, women’s apparel and accessories and to describe the reasons for changes in the percentage of sales accounted for by each product category. See page 36.

These percentages are based on the Company’s internal merchandising system, which, as described in our response letter dated September 23, 2005, is the only method by which the Company tracks sales by product category. Because this system uses a slightly different methodology than the Company’s financial reporting systems, the percentages disclosed in the prospectus cannot be applied against the net sales in the Company’s financial statements to determine the dollar amount of the Company’s revenues by product category.

Results of Operations, page 35

7.	We have reviewed your response to comment 17 in our letter dated September 12, 2005 and the revisions to your disclosure. Please quantify in dollars the amounts of merchandise costs and buying and occupancy costs in your analysis and discussions of gross profit and provide an analysis of the underlying reasons for significant

Matthew J. Benson

Securities and Exchange Commission

changes in cost of goods sold for each period presented. In addition, in your discussions of revenues, please identify and address the significant changes in your product line and merchandise assortment that are necessary for an understanding and evaluation of your results during the periods presented. Please refer to SEC Release No. 33-8350.

Response

The Company has revised the prospectus to indicate the dollar amount of changes in the cost of goods sold accounted for by changes in revenues, margin rate and buying and occupancy costs. See pages 38, 40 and 42. The Company has revised the prospectus to identify and address significant changes in product lines and merchandise assortment in its discussion of revenues. See pages 38, 39 and 42.

Shares Eligible for Future Sale, page 91

Lock-up Agreements, page 92

8.	Please refer to comment 29 in our letter dated September 12, 2005. We note your response outlining the “certain exceptions” you refer to relating to the disposition or hedging of securities under the lock-up agreements. Please revise your disclosure in this section to discuss the exceptions. In addition, we note your response indicating any release of shares prior to expiration of the lock-up will depend on the “facts and circumstances” existing at the time and will be subject to the sole discretion of Goldman Sachs and Bear Stearns. With a view towards disclosure, please explain the facts and circumstances that may cause a release of securities prior to expiration of the lock-up.

Response

The Company has revised the prospectus to discuss the exceptions as requested by the Staff. See page 101.

Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. have informed the Company that they may release any of the securities subject to lock-up agreements in their sole discretion at any time. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of the Company’s common stock, historical trading volumes of the Company’s common stock and whether the person seeking the release is an officer, director or affiliate of the Company. The Company has revised the prospectus to identify these factors. See page 101.

Matthew J. Benson

Securities and Exchange Commission

Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements, page F-5

9.	We note your response to comment 35 in our letter dated September 12, 2005 and the revisions to your disclosure. Please disclose the information required by paragraph 40 of SFAS 128 in your interim financial statements.

Response

The Company has revised the prospectus as requested by the Staff. See page F-6.

Consolidated Statements of Changes in Stockholders’ Deficit, page F-10

10.	We note your response to comment 37 in our letter dated September 12, 2005. It does not appear that your accounting treatment for preferred stock dividends is supported by authoritative guidance. Please restate your financial statement to record dividends on preferred stock as a reduction of additional paid-in capital to the extent of the balance thereof. Please refer to SAB Topic 3:C and EITF Topic D-98.

Response

The Company has revised its financial statements by means of a reclassification. See page F-10. The Company does not believe that a formal restatement is necessary because the revisions do not affect results of operations or stockholders’ deficit and because the impact on the overall presentation of its financial statements is not material.

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-12

Segment Information, page F-12

11.	We note your response to comments 38 and 39 in our letter dated September 12, 2005. It does not appear that the segments you aggregate are economically similar. We note that the historical gross margin percentage of your direct segment has exceeded the gross margin percentage of your stores segment by 7.2% to 10.6% over the last three fiscal years. We also note that the segments have not had similar sales trends. For example, while sales for your stores segment increased slightly from fiscal year 2002 to 2003, sales for your direct segment decreased by 30% over the same time period. In addition, it does not appear the segments use similar distribution methods. Consequently, aggregation of your operating segments does not appear to be consistent with the objective and basic principles of SFAS 131 - to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates in order to help users of financial statements better understand the enterprise’s

Matthew J. Benson

Securities and Exchange Commission

performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole. Please provide to us additional information that supports your position that the distribution methods of the segments are similar and explain why long-term average gross margins and sales trends for the operating segments are expected to be similar in the future in light of historical results. Alternatively, please present the segment information and related disclosures required by SFAS 131.

Response

The Company notes that the Staff has requested additional information regarding the economic similarity of its operating segments with respect to historical sales and gross margin percentages and regarding the similarity of the distribution methods used by its operating segments.

Economic Similarity

The Company believes it is important to distinguish between economic similarity and the recent performance of particular operating measures in determining whether its operating segments are appropriately aggregated.

The Company believes its operating segments possess consistent and similar economic characteristics as outlined below. The actual performance outlined in Exhibit A of our response letter dated September 23, 2005 and referred to in the Staff’s Comment resulted from the repositioning of the Company by a new management team. The new management team’s actions, which produced the anomalous results noted in the Staff’s Comment, were actually designed to further integrate these operating segments.

Recent Performance

As described in the Registration Statement, in early 2003, the Company’s new management initiated a program to reposition the Company. This program was executed through disciplined inventory management that included a focus on controlling inventory in order to maximize full-price sales and increase inventory turns. As described in the prospectus on page 41, in Direct these initiatives included:

•	decreasing catalog circulation by 26% in 2003, including the elimination of women’s only and clearance catalogs in the second half of 2003;

•	decreasing the density (items per page) of the catalogs as a result of a 30% reduction in style counts; and

•	reducing promotional practices, including promotional e-mails.

At the same time, the new management team increased inventory controls in Stores by accelerating markdowns in order to liquidate the prior season’s inventory.

These actions contributed to the following results in fiscal 2003:

•	Direct sales decreased by 30%. However, because the sales decline was the result of a significant reduction in promotional activity, gross margin percentages were relatively strong.

Matthew J. Benson

Securities and Exchange Commission

•	Stores sales increased slightly, but were driven by the acceleration of markdowns to clear the prior season’s inventory. While these markdowns drove a slight improvement in sales, they resulted in a deterioration in gross margin percentages.

The Company believes it is important to note that while these actions caused its actual results to appear as if Stores and Direct had dissimilar economic characteristics, the results were caused by the actions taken by the new management team to reposition the J.Crew brand.

In fact, since the Company’s new management team initiated a program to reposition the Company in early 2003, sales and gross margin percentages for Stores and Direct have moved in the same direction. In 2004, sales for Stores increased 19.0% over 2003 and sales for Direct increased 14.4% over 2003. In the first six months of 2005, sales for Stores increased 26.9% and sales for Direct increased 47.5%, with Direct sales having been lower than they otherwise would have been in the first half of 2004 due to low inventories in the first quarter of 2004 resulting from the repositioning described above. During those same periods, gross margin percentages have also moved in the same direction and have converged. Gross margin percentages decreased for both operating segments in 2003 from 2002, increased for both segments in 2004 from 2003, and increased for both segments in the first six months of 2005 from the first six months of 2004. The percentage differences in gross margin percentages for the two segments have steadily narrowed from 10.6% in 2002, to 9.8% in 2003, to 7.2% in 2004, to near convergence of 1.9% for the first quarter of 2005 and 0.4% for the second quarter of 2005. Accordingly, the Company believes the recent performance of these two operating measures, as well as its expectations for the future, supports the aggregation of these two operating segments for financial reporting purposes.

Economic Similarity

A result of the repositioning of the Company by the new management team was the creation of “seamless retailing” that uses multiple sales channels to sell the Company’s products. The Company encourages its customers to make purchases through all of its sales channels (retail stores, factory stores, catalog and the Company’s Internet website) in order to build a base of customers loyal to the J. Crew brand rather than a particular sales channel. The effect of the Company’s seamless retailing approach and the customers’ indifference with respect to the sales channel they choose is demonstrated by the following:

•	the Company sells largely the same merchandise in its stores, in its catalogs and on its website;

•	over 58% of the households in the Company’s database shop in more than one sales channel;

Matthew J. Benson

Securities and Exchange Commission

•	over 30% of Internet sales can be traced to a customer receiving a catalog in the mail prior to his or her Internet purchase;

•	substantially all of the Company’s marketing expenditures for its Stores segment is in the form of expenditures for its catalogs;

•	the executive responsible for retail stores merchandising is also responsible for merchandising for Direct, in order to achieve consistency of product across sales channels;

•	the executive responsible for retail store operations is also responsible for Direct’s call center operations, in order to provide a consistent customer experience across sales channels;

•	store locations are listed in the Company’s catalogs and on its website;

•	Direct customers can return purchases at a retail store, and the returned merchandise may be resold from the store; and

•	the Company currently clears merchandise from its Direct and Stores sales channels through its factory stores and its Internet website, with some Store clearance merchandise being sold via the Company’s website and some Direct clearance merchandise being sold through factory stores.

The Company believes its operating segments will continue to demonstrate similar economic characteristics in the future. As discussed above, after disparity resulting from the Company’s repositioning in 2003, sales and gross margin percentages for Stores and Direct have moved in the same direction and gross margin percentages have converged. The Company’s current long-term plan calls for consistent organic sales growth for its sales channels and consistent gross margin percentages. The Company believes this plan is possible because of the repositioning of the Company to utilize the multi-channel approach, one-brand image and efficient inventory controls. While certain events (such as hurricanes or terrorist attacks) may cause a shift in consumer behavior and spending habits to one channel, the Company anticipates that, under normal circumstances, its operating segments will be subject to very similar competitive and operating risks and will exhibit very similar economic characteristics.

Distribution Methods

The Company believes the Staff’s comment that the Company’s operating segments do not use similar distribution methods refers to the different delivery methods used by the Stores segment (i.e., in person) and the Direct segment (i.e., by mail). In managing its business, the Company focuses on its customer rather than the delivery method used. All of the Company’s sales are made directly to the consumer. It does not sell to any intermediaries such as wholesalers or intermediary retailers such as department stores who stand between the Company and the consumer.

The Company’s chief operating decision maker manages its business and makes resource allocation decisions through a multi-channel approach focusing on creating demand for

Matthew J. Benson

Securities and Exchange Commission

the J.Crew brand and J.Crew product offerings regardless of the sales channel through which sales may be made. As noted above, the Company markets its products across its sales channels. For example:

•	the Company targets store openings to geographic areas where it has strong Direct sales;

•	all of the Company’s retail stores are directly connected to its Direct distribution center (via “red phone displays” in its stores) to fill customer requests (sales are recorded in Direct channel);

•	as described above, the Company’s catalogs serve as its primary brand creation vehicle and as virtually its only advertising vehicle for driving sales in its stores;

•	as described above, Direct customers can return purchases at a retail store, and the returned merchandise may be resold from the store; and

•	as described above, merchandise is transferred regularly out of the Stores segment for clearance via the Company’s website and out of the Direct segment for clearance via the Company’s factory stores.

As a result, the Company views its catalog and website as stores with home delivery. There are numerous references in the press to “on-line” stores – one retailer recently referred to its catalog as its largest store. The Company takes a similar approach to positioning its brand and selling its products through its seamless retailing business model.

12.	We note that production and import expenses are not allocated to your operating segments. Please explain to us why these costs are not capitalized in inventory.

Response

The Company advises the Staff that production and import expenses are capitalized and classified as inventories in the Company’s financial statements.

Revenue Recognition, page F-14

13.	We note your response to comment 40 in our letter dated September 12, 2005. We do not believe that estimated breakage on gift cards should be recognized at the point of purchase. Rather, in circumstances where you are able to demonstrate that the demand for future performance is remote and the estimate of breakage is based on a large population of homogeneous transactions, the breakage should either be recognized ratably over a period that is representative of the period of time the breakage estimate is expected to be realized or at the end of the estimated breakage period, whichever is appropriate in the circumstances. Consequently, we believe you should revise your accounting policy and restate your financial statements. Please advise. In doing so, tell us how you determined the estimated breakage period and provide to us a schedule that reflects, for each of the years included in Exhibit B to your response dated September 23, 2005:

•	the number and dollar amount of gift cards purchased in the year;

Matthew J. Benson

Securities and Exchange Commission

•	the number, dollar amount and percentage of gift cards redeemed in the year of purchase and in each subsequent year; and

•	the number, dollar amount and percentage of gift cards outstanding at the end of the year of purchase and each subsequent year.

If available, provide this information for previous years to the extent relevant to your estimated breakage period.

In addition, it appears that breakage is material to income (loss) from operations and that you should revise your financial statements to present breakage as a separate line item in your statements of operations in accordance with paragraph 20 of APB 26. Please advise.

Further, please tell us whether the reduction in other income related to the error in determining the escheatable portion of unredeemed gift cards was recognized in the first quarter of fiscal 2005 or 2004 and, if necessary, revise your disclosure in the fourth paragraph on page 36. In addition, please tell us the effect on your operating income (loss) for the quarter that includes the error correction and, if material, disclose the effect of the adjustment on net income (loss) disclosed in Note 18 to your financial statements.

Finally, please explain to us how your accounting policy for promotional certificates complies with the guidance in Issue 4 of EITF 01-9. In doing so, tell us your basis for recognizing the value of the promotional certificates as a reduction of revenue at the date of issuance as opposed to the date of redemption. Please also tell us the amount of your liability for promotional certificates at the end of each period presented in your statements of operations.

Response

Breakage

The Company believes its accounting policy for recording breakage on gift cards is appropriate. The Company believes no definitive guidance on recording breakage exists in the accounting literature, and a variety of methods are used in the industry. Commission Staff member Randy Green stated in a 2002 speech that the consideration of breakage may be appropriate when a vendor can demonstrate that it is remote that the customer will require performance. Historically, the Staff has not objected to the recognition of breakage when the vendor has a large, homogenous population of transactions with which it is able to reasonably and objectively determine the amount of breakage. If the vendor lacks a legal mechanism to be released from its

Matthew J. Benson

Securities and Exchange Commission

obligation, and the vendor has sufficient company-specific experience, it may be appropriate to de-recognize the liability by analogy to Statement 5. The liability may be de-recognized when it is remote that the customer will assert his or her claim. The Staff has been skeptical that breakage could be recognized at the inception of the transaction, but has been willing to consider particular facts and circumstances.

The Company’s accounting policy of recording seven percent breakage upon the issuance of a gift card is supported by specific data derived from the Company’s historical experience of over five years. Based on the analysis presented in Exhibit B to our response letter dated September 23, 2005, the Company has determined that its gift card redemption rate is 93 percent.

The Company believes that any revisions to its financial statements to give effect to recording breakage ratably over or at the end of a breakage period would produce a difference between the revised breakage and the recorded breakage that would not be material to the Company’s financial statements.

With respect to the presentation of breakage revenue, the Company believes that recorded breakage is immaterial to reported revenues and the overall presentation of the Company’s results of operations in each of the periods presented. Additionally, the amount of breakage is disclosed in significant accounting policy (k) revenue recognition, which appears in the footnotes to the Company’s financial statements on page F-14 of the prospectus. The Company believes that a separate presentation of breakage in the statement of operations would not provide additional transparency with respect to unredeemed gift cards.

The reduction in other income related to the error in determining the escheatable portion of unredeemed gift cards was recognized in the first quarter of fiscal 2005, not 2004 as indicated in Amendment No. 1 of the Registration Statement. Revised disclosure appears in the fifth paragraph on page 38 of the prospectus. The effects on operating income and pre-tax income for the quarter that includes the error correction are 5.2% and 18.5%, respectively, of that measure and are expected to be immaterial to those measures for fiscal year 2005. The results of operations in the first quarter are typically at or near break-even due to the seasonal nature of the Company’s business. After considering the guidance of paragraph 29 of APB 28, the Company corrected the error in the first quarter of fiscal 2005. The Company has disclosed the adjustment in Note 4 to the Company’s unaudited condensed consolidated financial statements for the twenty-six weeks ended July 30, 2005 on page F-6 of the prospectus.

Promotion Certificates

The Company advises the Staff that the Company’s promotional certificates are part of a customer loyalty program (the “Loyalty Program”) in which customers received gift cards, redeemable for the Company’s merchandise, in the event that they made qualifying levels of purchases using the Company’s private label credit card during a particular time period, as further described below.

Matthew J. Benson

Securities and Exchange Commission

The Company believes that under paragraph 7 of EITF Issue 01-9, the accounting for offers of free or discounted products or services that are exercisable after a customer has completed a specified cumulative level of revenue transactions or remained a customer for a specified time period (for example, “point” and loyalty programs) is excluded from the scope of the Issue. Issue 4 of EITF Issue 01-9 applies only to arrangements in which (a) a sales incentive is linked to a single sales transaction and (b) the vendor does not receive an identifiable benefit from the customer in exchange for that sales incentive.

The Company believes that although EITF 00-22 discussed this issue, it did not reach a consensus. Paragraph 6 of EITF 00-22 states that some Task Force members expressed a preference for an accounting approach that would allocate a portion of the revenue on the transaction to the product or service that may be delivered in the future, while other Task Force members expressed a preference for an accounting approach that would be based on the significance of the value of the award product(s) or service(s) (the “Award”) as compared to the value of the transactions necessary to earn the Award. If the value of the Award is insignificant in comparison to the value of the transactions necessary to earn the Award, a liability would be recorded for the estimated cost of the Award. The Loyalty Program awarded consumers, for example, with a $50 gift card upon making $200 in cumulative purchases, which amount the Company believes to be significant in comparison to the amount of the transactions necessary to earn the award.

Under the terms of the Loyalty Program, qualifying purchases had to be made between November 17, 2004 and December 31, 2004 using the Company’s private label credit card. Set forth below are the dollar amounts of purchases that triggered the issuances of gift cards under the Loyalty Program:

$200-$500 of purchases - $50 gift card

$500- $750 of purchases - $100 gift card

Over $750 of purchases - $200 gift card

Pursuant to the Loyalty Program, if a customer reached a qualifying purchase level, he or she was issued a gift card in January 2005 that had to be redeemed, if at all, by April 30, 2005. Customers were not entitled to redeem gift cards for cash.

The following is an example of the manner in which the Company accounted for transactions in connection with the Loyalty Program:

The following entry would be made at time of sale of merchandise generating credit towards gift card issuance:

Dr.	Cash	$200
Cr.	Sales	$160	*
Cr.	Gift Card Liability	$40

*	This is the amount that is determined by allocation based on the relative fair values, i.e., $200/$250*$200

Matthew J. Benson

Securities and Exchange Commission

Dr.	Cost of sales	$100	**
Cr.	Inventory	$100

**	Assuming, for purposes of this example, that gross margin on sales is 50%.

Note that the debit for the expense is to cost of sales, which the Company believes to be the soundest approach, as opposed to an alternative approach used by some comparable companies that take this charge as an expense to selling, general and administrative expense.

Because the Loyalty Program took place entirely within the fourth quarter of fiscal year 2004, the Company recorded sales and gift card liability based on the actual results of the Loyalty Program. If a promotional program such as the Loyalty Program were to bridge more than one reporting period, the above entry, which reflects the relative fair values of the delivered and undelivered merchandise, would be booked for each dollar spent as long as it was generating potential gift card credits. No breakage or probability was considered, as there is no program-specific history to support booking anything less than the full relative fair value of the Award.

When a gift card issued pursuant to the Loyalty Program is redeemed, the following entry is made:

Dr.	Gift Card Liability	$40
Cr.	Sales	$40

Dr.	Cost of sales	$25
Cr.	Inventory	$25

Using, for purposes of example, a 50% gross margin on sales, this produces a gross margin of 37.5% for each element of the transaction. Note that this is the overall gross margin on the combined transaction, i.e., cost of $125 ($100 + $25) and sales of $200.

Total sales that entitled customers to credit under the Loyalty Program were $19.5 million, which resulted in the issuance of gift cards with an aggregate face value of $3.2 million. The relative fair values of the delivered and undelivered sales were $16.8 million and $2.7 million, respectively. Accordingly, $2.7 million of sales were deferred at January 29, 2005. By April 30, 2005, the date the gift cards expired, the remaining fair value of the unredeemed gift cards of $1.3 million was reversed and recorded as sales in the Company’s first quarter of fiscal year 2005, which ended on April 30, 2005.

Matthew J. Benson

Securities and Exchange Commission

Stock Compensation Plans, page F-26

14.	We note your response to comment 45 in our letter dated September 12, 2005. Please provide to us objective support for the amount of the marketability discounts used in your valuations including, among others, the prospects for liquidity, restrictions on transferability and risk or volatility and describe the factors that support the changes in the marketability discount used in each of the valuations. Please tell us the effect of changes in the marketability discount, your debt structure and your EBITDA projections on each valuation used to determine the fair value of your common stock. Please also tell us the method you used to allocate enterprise value to your preferred stock and why you believe that the allocation method you used is the most appropriate method for your circumstances. As indicated, please continue to update your response to reflect transactions through the effective date. We will not conclude on any response you provide until you have filed an amendment that includes your anticipated initial public offering price range and describe the intervening events which occurred during the year preceding the date you filed your registration statement that significantly increased the fair value of your common stock.

Response

Schedule A to this letter sets out the effect of changes in the marketability discount, the Company’s debt structure and its EBITDA projections on each valuation used to determine the fair value of the Company’s common stock and describes the method used to allocate enterprise value to the preferred stock.

Drivers of Change to Marketability Discount

Valuation as of January 1, 2003 by DoveBid Valuation Services, Inc. (“DVS”)

The DVS valuation of the Company’s common stock as of January 1, 2003 determined the appropriate marketability discount based on publicly-available studies by Emory Business Advisors, LLC (“Emory”) on discounts for lack of marketability prior to an initial public offering (“IPO”). The Company believes that Emory is a nationally-recognized authority on such discounts and that Emory’s studies on such discounts are widely used.

As of January 1, 2003, the Company’s management did not expect the Company to become public in the next few years because of its weak operating performance and because of the need to reposition the J.Crew brand. The DVS valuation therefore employed a 40% discount based on the most recent of Emory’s studies, which concluded that private companies averaged a 42% discount to public companies in the period from 1995-1997.

Matthew J. Benson

Securities and Exchange Commission

Valuations from November 30, 2004 to September 8, 2005

Valuations of the Company’s common stock from November 30, 2004 to September 8, 2005 used the Black Scholes valuation methodology for a synthetic put option (the “Option Pricing Method”) to determine the appropriate marketability discount.

The Option Pricing Method requires making assumptions regarding the following: 1) the expected years until the Company’s IPO (the “Expected Years”); 2) the risk-free rate; and 3) the volatility of the price of the Company’s common stock. These assumptions at each valuation date are set out in Schedule A to this letter.

The Company did not make any assumptions about restrictions on the transferability of its common stock in determining the marketability discounts for any of the valuations described in this letter. The Company believes that the inclusion of such assumptions, because of limitations on the ability to sell, pledge or otherwise transfer any interest in shares of its common stock, would have resulted in a higher marketability discount and therefore a lower fair value.

1) Expected Years

As of November 30, 2004, the Company’s management believed an IPO to be approximately 18 to 24 months in the future.

As of January 29, 2005, following a successful fourth fiscal quarter—the most important fiscal quarter for the Company—management began to strongly consider an IPO and the time horizon was reduced to 12 to 18 months.

As of March 31, 2005, management continued to strongly consider an IPO and the time horizon was reduced to 12 months.

As of August 8, 2005, the Company was in the process of preparing a registration statement and accordingly reduced the time horizon to three to six months.

2) Risk-free rate

The Company used the two-year U.S. Treasury yield in each valuation (other than the August 8, 2005 valuation) to determine the risk-free rate because the two-year U.S. Treasury closely matched the duration of Expected Years. For the August 8, 2005 valuation, the Company used a six-month U.S. Treasury yield, which was closer to the three- to six-month time horizon.

Matthew J. Benson

Securities and Exchange Commission

3) Volatility

Estimating the volatility of the share price of a privately held company is difficult because there is no readily available market for the shares and it is therefore typical to examine the volatility of the common stock of publicly traded companies similar to the private company. Accordingly, at each valuation date (other than the November 30, 2004 valuation), the Company completed an analysis of historical one-year stock price volatilities for its peer group, which included Aeropostale, Abercrombie, American Eagle, Ann Taylor, Gap, Limited and Talbots, in order to determine the volatility of its common stock. For the November 30, 2004 valuation, the Company used a two-year stock price volatility to more closely match the time horizon for an IPO. The Company used the median volatility of its peer group at each valuation.

The Company believes that the difference between the $13.40 per share fair value of its common stock as of August 8, 2005 and the currently estimated pre-stock split IPO price of $37.00 per share is largely attributable to the use of $413 million of the proceeds from the IPO and the TPG Subscription (which is contingent upon the IPO) to redeem its outstanding Series A and Series B Preferred Stock and the 13 1/8% Debentures.

Schedule II Valuation and Qualifying Accounts, page F-29

15.	We note your response to comment 47 in our letter dated September 12, 2005. When goods have been written down below cost at the close of a fiscal period, this reduced amount is to be considered the cost for subsequent accounting purposes. See footnote 2 to Chapter 4 of ARB 43. It appears that your methodology may result in an increase in cost of inventory previously written down. Please confirm to us that your inventory reserves are established against specific inventory items and that you do not reduce reserves related to items previously written down unless the items are sold or consumed.

Response

The Company believes that, due to the large number of stock keeping units, or “SKU’s,” in its inventory, it is impracticable to analyze its inventory and establish reserves at the SKU level on a timely basis. The Company establishes reserves based on the aging of its inventories by season. The Company’s strategy calls for the rapid disposal of its inventory within the current season, with minimum excess inventory to be carried over and disposed of in subsequent periods. The Company establishes a disposition plan based on the categories of inventory by season (e.g., damaged, discontinued, overstocked, etc.) and estimates the percentage of cost to be recovered (i.e., recovery rate) based on its historical experience and the disposition plan for each category. Based on the estimated recovery rates, an inventory reserve is established. The Staff is advised that the merchandise is liquidated relatively quickly and that, on those occasions where recovery rates were adjusted upward on merchandise previously reserved, the effects of such revisions on inventory reserves were insignificant for all periods presented.

*        *        *        *        *

Matthew J. Benson

Securities and Exchange Commission

Please direct any comments or questions regarding this filing to Jeffrey D. Karpf at (212) 225-2864 or James F. McMullin at (212) 225-2336.

Very truly yours,

/s/ Jeffrey D. Karpf
Jeffrey D. Karpf

Enclosure

cc:	Ellie Quarles
(Securities and Exchange Commission)

Arlene Hong
(J. Crew Group, Inc.)

James F. McMullin
(Cleary Gottlieb Steen & Hamilton LLP)

SCHEDULE A

Analysis of the Impact of Changes in Enterprise Value, Debt Structure, Share Count and Marketability Discount on the Estimated Fair Market Value of Common Stock

(in millions, except share prices)

	Valuation as of 1/1/2003	Increase (Decrease)	Impact of Change	Valuation as of 11/30/2004	Increase (Decrease)	Impact of Change	Valuation as of 1/29/2005	Increase (Decrease)	Impact of Change	Valuation as of 3/31/2005	Increase (Decrease)	Impact of Change	Valuation as of 8/8/2005	Proposed IPO
Enterprise Value	$572.0	$171.0	$12.48	$743.0	$79.0	$5.98	$822.0	$86.0	$5.00	$908.0	$41.0	$2.34	$949.0	$949.0

Less:
Preferred Stock (1)	$263.0	$80.0		$343.0	$8.0		$351.0	$9.0		$360.0	$17.0		$377.0	$—
Debt	$292.0	$40.0		$332.0	$(13.0)		$319.0	$(22.0)		$297.0	$22.0		$319.0	$295.0

Total Debt	$555.0	$120.0	$8.76	$675.0	$(5.0)	$(0.38)	$670.0	$(13.0)	$(0.76)	$657.0	$39.0	$2.23	$696.0	$295.0

Common Equity Value	$17.0	$51.0	$3.72	$68.0	$84.0	$6.36	$152.0	$99.0	$5.76	251.0	$2.0	$0.11	$253.0	$654.0

Share Count	13.7	-0.5	$0.19	13.2	4.0	$(2.68)	17.2	0.30	$(0.25)	17.5	0.10	-0.08	17.6	17.6

Marketable Per share	$1.24	$3.91	$3.91	$5.15	$3.69	$3.69	$8.84	$5.51	$5.51	$14.34	$0.03	$0.03	$14.38	$37.16

Marketability discount	40%	-12%	$(0.95)	28%	-14%	$0.21	14%	-2%	$(0.48)	12%	-6%	$0.86	6%	0

Non-marketable per share	$0.74		$2.96	$3.71		$3.89	$7.60		$5.02	$12.62		$0.89	$13.51	$37.16

(1)	Preferred stock is deducted from enterprise value as its liquidation value (including all accreted dividends) at each valuation date. The liquidation value was not discounted since the Company intends to redeem the preferred stock with the proceeds of the IPO.